                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                          SEQUOIA SOFTWARE CORPORATION
                       (Name of Subject Company (Issuer))


                         SOUNDGARDEN ACQUISITION CORP.
                              CITRIX SYSTEMS, INC.
                      (Names of Filing Persons (Offerors))

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   817439102
                     (CUSIP Number of Class of Securities)


                               JOHN P. CUNNINGHAM
                               6400 N.W. 6TH WAY
                           FORT LAUDERDALE, FL 33309
                                 (954) 267-3000

                                    Copy to:

                           Jonathan M. Moulton, Esq.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                                BOSTON, MA 02110
                                 (617) 248-7000
           (Name, address, and telephone number of person authorized
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE


TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
    $184,600,000                                        $36,920

--------------
* For purposes of calculating amount of filing fee only. The amount assumes the purchase by Soundgarden Acquisition Corp. of 32,768,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Sequoia Software Corporation outstanding at March 19, 2001 at a purchase price in cash of $5.64 per share, taking into account the conversion of vested and exercisable outstanding options and warrants.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $36,920

Form or Registration No.:   Schedule TO

Filing Party:   Citrix Systems, Inc. and Soundgarden Acquisition Corp.

Date Filed:   March 28, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                         AMENDMENT NO. 2 TO SCHEDULE TO

  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on March 28, 2001 relating to the offer by Soundgarden Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Citrix Systems, Inc., a Delaware corporation ("Citrix"), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Sequoia Software Corporation, a Maryland corporation ("Sequoia"), at a purchase price of $5.64 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO. This Amendment No. 2 to Schedule TO is being filed on behalf of Merger Sub and Citrix.


ITEM 11.   ADDITIONAL INFORMATION

  Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

    The waiting period as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder has expired without any further action by the United States Federal Trade Commission and the Antritrust Division of the United States Department of Justice.

ITEM 12.    EXHIBITS

(a)(1)(A)     Offer to Purchase dated March 28, 2001.*

(a)(1)(B)     Letter of Transmittal.*

(a)(1)(C)     Notice of Guaranteed Delivery.*

(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Joint Press Release issued by Citrix and Sequoia (incorporated by reference herein to Schedule TO-C filed March 21, 2001 by Citrix).

(a)(1)(H)     Summary Advertisement published March 28, 2001.*

(a)(1)(I) Press Release issued by Citrix on April 20, 2001 announcing the termination of the applicable Hart-Scott-Rodino waiting period.+

(b)           Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp. and Sequoia Software Corporation (incorporated by reference herein to Exhibit 2 to Schedule 13D filed March 28, 2001 by Citrix and Merger Sub ("Schedule 13D")).

(d)(2) Transaction Option Agreement, dated as of March 20, 2001, by and between Citrix Systems, Inc. and Sequoia Software Corporation (incorporated by reference herein to Exhibit 3 to Schedule 13D).

(d)(3) Stockholders Agreement, dated March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp., Sequoia Software Corporation and certain stockholders of Sequoia Software Corporation (incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(4) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Richard C. Faint, Jr. (incorporated by reference herein to Exhibit (e)(4) to Schedule 14D-9 filed March 28, 2001 by Sequoia ("Schedule 14D-9")).

(d)(5) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Mark A. Wesker (incorporated by reference herein to Exhibit (e)(5) to Schedule 14D-9).

(d)(6) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Paul Martin (incorporated by reference herein to Exhibit (e)(6) to Schedule 14D-9).

(g)           Not applicable.

(h)           Not applicable.

____________________________________
*  Previously filed.
+  Filed herewith.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CITRIX SYSTEMS, INC.


                                  By: /s/   John P. Cunningham
                                      ------------------------------------------
                                      Name:    John P. Cunningham
                                      Title:   Chief Financial Officer,
                                               Treasurer, Senior Vice President,
                                               Finance and Administration and
                                               Assistant Secretary



                                  SOUNDGARDEN ACQUISITION CORP.


                                  By: /s/   John P. Cunningham
                                      ------------------------------------------
                                      Name:    John P. Cunningham
                                      Title:   President and CEO

Dated:   April 20, 2001

                               INDEX TO EXHIBITS

  Exhibit
   Number
  -------
(a)(1)(A)     Offer to Purchase dated March 28, 2001.*

(a)(1)(B)     Letter of Transmittal.*

(a)(1)(C)     Notice of Guaranteed Delivery.*

(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Joint Press Release issued by Citrix and Sequoia (incorporated by reference herein to Schedule TO-C filed March 21, 2001 by Citrix).

(a)(1)(H)     Summary Advertisement published March 28, 2001.*

(a)(1)(I) Press Release issued by Citrix on April 20, 2001 announcing the termination of the applicable Hart-Scott-Rodino waiting period.+

(b)           Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp. and Sequoia Software Corporation (incorporated by reference herein to Exhibit 2 to Schedule 13D filed March 28, 2001 by Citrix and Merger Sub ("Schedule 13D")).

(d)(2) Transaction Option Agreement, dated as of March 20, 2001, by and between Citrix Systems, Inc. and Sequoia Software Corporation (incorporated by reference herein to Exhibit 3 to Schedule 13D).

(d)(3) Stockholders Agreement, dated March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp., Sequoia Software Corporation and certain stockholders of Sequoia Software Corporation (incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(4) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Richard C. Faint, Jr. (incorporated by reference herein to Exhibit (e)(4) to Schedule 14D-9 filed March 28, 2001 by Sequoia ("Schedule 14D-9")).

(d)(5) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Mark A. Wesker (incorporated by reference herein to Exhibit (e)(5) to Schedule 14D-9).

(d)(6) Employment Agreement, dated March 20, 2001, by and between Citrix Systems, Inc. and Paul Martin (incorporated by reference herein to Exhibit (e)(6) to Schedule 14D-9).

(g)           Not applicable.


(h)           Not applicable.

____________________________________
*  Previously filed.
+  Filed herewith.